BB 3/21

03014777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47739

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street
(No. and Street)

Albany (City) New York (State) 12205 (Zip Code)

PROCESSED
APR 04 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Warzek (518) 884-7980
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name — if individual, state last, first, middle name)

80 State Street (Address) Albany (City) New York (State) 12207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 17 2003
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company L.P., as of December 31, xxxx2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer of Breham Inc.
General Partner of Mercer Allied, L.P.
Title

Notary Public
NANCY MACDANIEL
Notary Public in the State of New York
No. 4810298
Residing in Albany County
My Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Partners of Mercer Allied Company, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Mercer Allied Company, L.P. (the "Partnership") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers, L.L.P.

Albany, New York
January 23, 2003

Mercer Allied Company, L.P.

Financial Statements and Schedules
(And Report of Independent Accountants)
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2002

Mercer Allied Company L.P.
Index to Financial Statements and Schedules Filed Pursuant to Rule 17a-5 of the Securities and Exchange Commission for the Year Ended December 31, 2002

	Page(s)
Report of Independent Accountants	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Schedules	
Computation of Net Capital Under Rule 15c3-1	8
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3	9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, L.L.P.

Albany, New York
January 23, 2003

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2002

ASSETS		
Cash and cash equivalents	$	920,700
U.S. Treasury bill		49,800
Commissions receivable		382,600
Amounts due from limited partner		493,100
Prepaid expenses		107,600
Total assets	$	1,953,800
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accrued expenses	$	277,000
Amounts due to affiliate		3,000
		280,000
Partners' capital		1,673,800
Total liabilities and partners' capital	$	1,953,800

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Brokerage commissions	$ 5,447,300
Interest	3,900
	5,451,200
Expenses:	
Administrative charges - limited partner and affiliates	3,180,200
Licenses	163,200
Interest	30,100
Professional fees	14,200
Other	60,200
	3,447,900
Net income	$ 2,003,300

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2002

Balance at January 1, 2002	$ 4,170,500
Capital withdrawals	(4,500,000)
Net income	2,003,300
Balance at December 31, 2002	$ 1,673,800

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,003,300
Adjustments to reconcile net income to net cash provided by operating activities:	
Other	(400)
Changes in operating assets and liabilities:	
Commissions and placement fees receivables	2,770,200
Amounts due from limited partner	(493,100)
Prepaid expenses	(4,800)
Accrued expenses	262,000
Amounts due to affiliate and limited partner	(316,000)
Net cash provided by operating activities	4,221,200
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from maturity of U.S. Treasury Bill	50,000
Purchase of U.S. Treasury Bill	(49,800)
Net cash provided by investing activities	200
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(4,500,000)
Net cash used in financing activities	(4,500,000)
Decrease in cash and cash equivalents	(278,600)
Cash and cash equivalents at beginning of year	1,199,300
Cash and cash equivalents at end of year	$ 920,700

The accompanying notes are an integral part of the financial statements

1. **Organization and Summary of Significant Accounting Policies**

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with the Securities and Exchange Commission and deals in sales of limited partnership interests and mutual fund shares (placement fees). In addition, the Partnership refers clients to clearing brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions).

The general partner is Breham, Inc. and the limited partner is the Ayco Company, L.P.

A summary of significant accounting policies follows:

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statement of cash flows, the Partnership defines cash and cash equivalents as cash in banks, money market funds and investments with original maturities of three months or less. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance up to $100,000. The bank balance at this institution was $920,700 at December 31, 2002.

U.S. treasury bill
The U.S. Treasury bill ($50,000 principal balance) bears interest at 0.92%, matures on May 30, 2003 and is valued at quoted market price.

Revenue recognition
Brokerage commissions revenue is recognized when earned and reasonably determinable. Placement fees revenue is recognized when earned. Interest income is recognized when earned.

Income taxes
Income taxes or credits resulting from earnings or losses are payable by, or accrue to, the partners; accordingly, no provision has been made for income taxes in these financial statements.

2. Amended and Restated Limited Partnership Agreement

Capital contribution
In connection with the formation of the Partnership in October 1994, the general partner made an initial capital contribution in the amount of $60,000. On December 10, 1994, the limited partner made capital contributions in the amount of $614,500.

Allocations of income and losses
Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

Distributions from operations
Distributable cash flow from operations is generally distributed 99% to the limited partner and 1% to the general partner.

3. Related Party Transactions

The Partnership is provided office space, facilities and operational and administrative support by the limited partner and affiliates, for which the Partnership was charged $3,180,200.

4. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At December 31, 2002, the Partnership had net capital of $690,100, which was $640,100 in excess of its required net capital of $50,000. The Partnership's net capital ratio at December 31, 2002 was .41 to 1.

5. Other

The Company has engaged in certain non-exempt prohibited transactions relating to certain employee benefit plan clients that resulted in the need to refund to client accounts certain previously charged fees with interest and to pay certain excise taxes. The refunds and excise taxes aggregating $262,000 are included in accrued expenses.

6. Subsequent Event

On January 21, 2003, the Board of Directors approved a partnership distribution in the amount of $500,000.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

NET CAPITAL	
Total partners' capital	$ 1,673,800
Deductions:	
Non-allowable assets - commissions and other assets	983,300
Amounts due to the limited partner*	-
Other	400
Net capital	$ 690,100
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$ 280,000
Total aggregate indebtedness	$ 280,000
Percentage of aggregate indebtedness to net capital	41
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 18,700
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 640,100
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 662,100

* A sole recourse agreement, dated October 11, 1994, exists between the Partnership and its limited partner. This agreement allows the offset of the limited partner's management charges billed to the Partnership against the nonallowable assets of the Partnership for purposes of the net capital computation. Accordingly, at December 31, 2002, the Partnership has reduced the nonallowable assets by amounts due to the limited partner by $0.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2002.

Mercer Allied Company, L.P.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3
As of December 31, 2002

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.